EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Closing of Rights Offering

CALGARY, Alberta, Dec. 02, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the closing of the rights offering previously announced on October 31, 2022 (the “Offering”). The Company will issue 2,149,180 common shares at a price of $0.18 per common share, for aggregate gross proceeds of $386,852.40.

The proceeds will be used to support the working capital requirements to commence SFD® surveys and for the related general and administrative costs required to transform the existing pipeline of opportunities into firm contracts.

1,543,148 shares were issued in the basic subscription. A total of 606,032 shares were applied for under the additional subscription provision. A total of 2,149,180 shares were issued collectively under the basic and additional subscription provisions. There was no standby commitment agreement.

As a result of the completion of the Offering, a total of 67,776,293 common shares of NXT are now issued and outstanding.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the details or and funds to be raised under the Rights Offering, additional sources of required funding for the Company, the use of the funds raised under the Rights Offering. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company and the Rights Offering are described in the Rights Offering Circular to be filed on www.sedar.com and as part of the Form F-7 registration statement to be filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2021 and MD&A for the three and nine month periods ended September 30, 2022, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.